PROVIDENT BANCORP, INC.
5 Market Street
Amesbury, Massachusetts 01913

December 2, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549-4720

Attn.:  Eric Envall, Esq.

Re:	Provident Bancorp, Inc. (Registration No. 333-264439) Registration Statement on Form S-3

Dear Mr. Envall:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Provident Bancorp, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-264439), together with all exhibits thereto, initially filed on April 22, 2022, as subsequently amended (collectively, the “Registration Statement”).

The Company is withdrawing the Registration Statement because it has determined that it is not eligible to utilize a Form S-3 Registration Statement at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact our counsel, Ned Quint, of Luse Gorman, PC at (202) 274-2007.

Respectfully,

Provident Bancorp, Inc.

/s/ Carol L. Houle

Carol L. Houle
Executive Vice President and
   Chief Financial Officer